Exhibit 99.9
SHAREHOLDERS’ AUDITORS’ REPORT
To the Shareholders of Bank of Montreal
We have audited the consolidated statements of income, changes in shareholders’ equity and cash flows of Bank of Montreal for the year ended October 31, 2003, prior to an adjustment for changes in the Bank’s accounting policy relating to the reclassification of financial instruments as liabilities and equity as described in Note 20 to the consolidated financial statements as at and for the year ended October 31, 2005. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Bank’s operations and its cash flows for the year ended October 31, 2003 in accordance with Canadian generally accepted accounting principles.

Signed “KPMG LLP”	Signed “PricewaterhouseCoopers LLP”

Chartered Accountants	Chartered Accountants
Toronto, Canada
November 25, 2003